[LETTERHEAD OF THE GOLDMAN SACHS GROUP, INC.]



Via EDGAR, U.S. Mail and Facsimile to (202) 772-9210
----------------------------------------------------

July 20, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Ms. Angela Connell
              Senior Accountant
              Mail Stop 4561

Re:           The Goldman Sachs Group, Inc.
              Form 10-K for the Fiscal Year ended November 25, 2005
                ("2005 Form 10-K")
              File No. 001-14965

Dear Ms. Connell:

We are in receipt of the letter, dated June 29, 2006, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. from the staff of the Securities and Exchange Commission (the "staff"), regarding our 2005 Form 10-K. We appreciate the staff's careful review of our Form 10-K and its flexibility in extending the time for our response. For your convenience, we have included the staff's comments below and have keyed our responses accordingly.

In response to five of the staff's comments, we will incorporate new disclosures in our third quarter 2006 Form 10-Q. We have either included or described these proposed new disclosures in this letter (see comments 3, 4, 5, 6 and 7). Our response to the remaining comments (see comments 1 and 2) also follow below.

Consolidated Statements of Earnings - page 102
----------------------------------------------

1. We note that with the exception of your power generation activities, you do not separately present your costs and expenses applicable to services on your Statements of Earnings. We also note that you report revenues inclusive of interest income and interest expense and that you do not separately present operating and non-operating income and expenses. Please tell us:

     o Whether you track costs related to each of your separately presented revenue line items;

     o Your basis for characterizing interest income and interest expense as "revenues;" and

     o Your basis for not separately presenting operating and non-operating income and expenses.

     Refer to Rule 5-01 and 5-03 of Regulation S-X.

     Response:
     ---------

     For your convenience, we have repeated each of the staff's points below and have keyed our responses accordingly.

     o Whether you track costs related to each of your separately presented revenue line items.

     We track operating expenses related to the following revenue line items: investment banking, trading and principal investments, and asset management and securities services. For these line items, we disclose (i) revenues, net of interest expense and cost of power generation, (ii) operating expenses and (iii) pre-tax earnings in the footnotes to our financial statements (see Note 16 on page 147 of the firm's 2005 Form 10-K).

     o Your basis for characterizing interest income and interest expense as "revenues."

     We report interest income as part of "Total revenues" in accordance with the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. We report total revenues, net of interest expense, because funding costs are integral to and a direct function of our revenue generating activities. We believe our revenues and related funding costs are inextricably linked, similar to cost of goods sold for a manufacturing concern. For that reason, we do not evaluate revenues excluding interest expenses in assessing the performance of our businesses.

     o Your basis for not separately presenting operating and non-operating income and expenses.

     We note that Rule 5-03 of Regulation S-X requires separate presentation of non-operating income and expenses. Rule 5-03 does not explicitly provide a definition of non-operating (versus operating) income and expenses, but provides examples, including dividends, interest on securities and net profits on securities. We believe that the implicit principle in Rule 5-03 is that operating revenues and expenses relate to an entity's ongoing major or central operations, whereas non-operating revenues and expenses relate to peripheral activities or incidental transactions. For example, dividends, interest and net profits on securities would most likely be non-operating items for an industrial company as they are typically part of peripheral activities.

     For a broker-dealer, however, dividends, interest and net profits on securities relate to ongoing major activities, which principally consist of purchasing, selling, borrowing and lending financial instruments. Consequently, we consider dividends, interest and net profits on securities to be part of our operating activities. Furthermore, in reviewing all of our activities, we believe that substantially all of our revenues and expenses relate to ongoing major or central operations.


Note 2: Significant Accounting Policies. Revenue Recognition - Financial Instruments - page 109
-------------------------------------------------------------------------

2. We note your supplemental response dated February 1, 2006 regarding your application of the AICPA Broker Dealer Guide and your fair value accounting policy. In light of EITF deliberations we will defer further consideration of this issue until it has been determined whether this issue will be added to the EITF agenda. We may have comments at a future date.

     Response:
     ---------

     We acknowledge that the staff may have future comments regarding application of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

Note 3: Financial Instruments - Derivative Activities - page 118
----------------------------------------------------------------

3. You have disclosed throughout your filing that substantially all of your derivative transactions are entered into for trading purposes, to facilitate client transactions, to take proprietary positions or as a means of risk management. Given the significance of derivative activities to your overall business model and your various objectives for holding or issuing such instruments, please revise future filings to provide comprehensive disclosure that distinguishes among the following:

     o Derivatives used for trading purposes (including exchange-traded and OTC derivatives);

     o Derivatives designated as qualifying hedges in a fair value, cash flow or foreign currency hedging relationship;

     o    Derivatives used as economic hedges; and

     o Any other financial instruments that meet the definition of a derivative (including other stand-alone derivatives and embedded derivatives requiring bifurcation).

     Response:
     ---------

     We separate our derivative financial instruments into those held for trading purposes (including "economic" hedges) and those designated as qualifying hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We will include the following disclosure (illustrated using November 25, 2005 amounts) in our third quarter 2006 Form 10-Q and subsequent filings.

         The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below:

                                                           AS OF
                                               ----------------------------
                                                       NOVEMBER 2005
                                               ----------------------------
                                                ASSETS          LIABILITIES
                                                ------          -----------
                                                      (in millions)

          Forward settlement contracts.......  $ 13,921           $ 15,345
          Swap agreements....................    25,865             22,001
          Option contracts...................    18,746             20,483
                                               --------           --------
          Total .............................  $ 58,532           $ 57,829
                                               ========           ========

         Certain derivative instruments are accounted for as qualifying hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The fair value of these derivative instruments consisted of $2.10 billion in assets and $443 million in liabilities as of November 25, 2005.

         The firm also has embedded derivatives that have been bifurcated from related borrowings under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Such derivatives, which are classified in short-term and long-term borrowings, had a carrying value of $607 million (excluding the debt host contract) as of November 25, 2005. See Notes 4 and 5 for further information regarding the firm's borrowings.

4. Please revise future filings to clarify when you use the term "hedge" whether you are referring to an economic hedging relationship or a fair value, cash flow or foreign currency hedging relationship in which you have applied the hedge accounting guidance in SFAS No. 133.

     Response:
     ---------

     In our third quarter 2006 Form 10-Q and subsequent filings, we will clarify when we use the term "hedge" whether we are referring to (i) an economic hedging relationship or (ii) a fair value, cash flow or foreign currency hedging relationship in which we have applied the hedge accounting guidance in SFAS No. 133.


5. In the last paragraph on page 118, you disclose that you apply fair value hedge accounting to derivative contracts that hedge the benchmark interest rate on fixed rate long-term borrowings and cash flow hedge accounting to derivative contracts that hedge changes in interest rates associated with floating rate long-term borrowings related to your power generation facilities. Please revise future filings to disclose the specific types of derivative instruments used in these hedging strategies and the methods used to both prospectively and retrospectively assess hedge effectiveness.

     Response:
     ---------

     In our third quarter 2006 Form 10-Q and subsequent filings, we will modify our disclosures to reference the specific types of derivative instruments used in our hedging strategies as well as the methods we use to both prospectively and retrospectively assess hedge effectiveness. We have included our modified disclosure below:

         The firm enters into derivative transactions to facilitate client transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the firm may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are generally included in "Trading and principal investments" in the condensed consolidated statements of earnings.

         The firm applies hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to certain derivative contracts. The firm uses these derivatives to manage certain interest rate and currency exposures, including the firm's net investment in non-U.S. operations. The firm designates certain interest rate swap contracts as fair value hedges. These interest rate swap contracts hedge changes in the relevant benchmark interest rate (e.g., London Interbank Offered Rate (LIBOR)), effectively converting a substantial portion of the firm's long-term and certain short-term borrowings into floating rate obligations. In addition, the firm applies cash flow hedge accounting to foreign currency forward contracts that hedge currency exposure on certain forecasted transactions in its consolidated power generation facilities. See Note 2 for information regarding the firm's policy on foreign currency forward contracts used to hedge its net investment in non-U.S. operations.

         The firm applies long-haul hedge accounting to substantially all of its hedge accounting relationships and performs an ongoing assessment of the effectiveness of these transactions in achieving offsetting changes in fair value or offsetting cash flows attributable to the risk being hedged. The firm primarily utilizes scenario analyses to prospectively assess hedge effectiveness and the dollar-offset method, which involves comparing the change in the fair value of the hedging instrument with the change in the fair value of the hedged item, to retrospectively assess hedge effectiveness. For fair value hedges, gains or losses on derivative transactions as well as the hedged item are recognized in net revenues in the condensed consolidated statements of earnings. For


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

         cash flow hedges, the effective portion of gains or losses on derivative transactions is reported as a component of "Other comprehensive income." Gains or losses related to hedge ineffectiveness for all hedges are included in net revenues. These gains or losses and the component of gains or losses on derivative transactions excluded from the assessment of hedge effectiveness (e.g., the effect of time value on fair value hedges of the firm's borrowings) were not material to the firm's results of operations.


Note 3: Financial Instruments - Securitization Activities - page 119
--------------------------------------------------------------------

6. Please revise future filings to provide each of the specific disclosures required by paragraphs 17(f) and 17(g) of SFAS 140 with respect to your securitization activities. Such disclosures should include, but are not limited to, the following:

     o Describe the extent to which you maintain any continuing involvement with the transferred assets (i.e. servicing, recourse, restrictions on retained interests);

     o    Describe the types of retained interests that you hold;

     o Describe your accounting policies and key assumptions used for both initially and subsequently measuring the fair value of retained interests; and

     o Quantify the gain or loss from securitization activities for each period presented.

     Please note that the disclosures required by paragraphs 17(f) and 17(g) should be presented for each major asset type (for example, mortgage loans, credit card receivables, and automobile loans).

     Response:
     ---------

     For your convenience, we have repeated each of the staff's points below and have keyed our responses accordingly.

     o Describe the extent to which you maintain any continuing involvement with the transferred assets (i.e. servicing, recourse, restrictions on retained interests).

     o    Describe the types of retained interests that you hold.

     The firm maintains a continuing involvement with transferred assets by (i) retaining interests in securitized assets, primarily in the form of senior or subordinated securities, including residual interests, and (ii) through servicing rights. The fair value of servicing rights held by the firm is not material to our financial statements or disclosures (the fair value was approximately $17 million as of November 25, 2005). We will include disclosure in our third quarter 2006 Form 10-Q and subsequent filings on the types of retained interests we hold and will disclose the fair value of servicing rights if that amount becomes material.

     o Describe your accounting policies and key assumptions used for both initially and subsequently measuring the fair value of retained interests.

     The firm accounts for financial assets at fair value both initially and subsequent to securitization. The assumptions used in valuing retained interests at the time of securitization are consistent with those used in valuing the underlying assets prior to securitization. The methodologies applied in estimating fair value for these financial instruments are consistent with those used for other cash trading instruments, as described in "Note 2: Significant Accounting Policies - Revenue Recognition - Financial Instruments" (see page 109 of the firm's 2005 Form 10-K). The weighted average key economic assumptions used in measuring retained interests with reasonable, little or no price transparency at period end are presented in "Note 3: Financial Instruments - Securitization Activities," along with the sensitivity of the fair values of such instruments to changes in the key economic assumptions.

     o Quantify the gain or loss from securitization activities for each period presented.

     Since the firm accounts for financial assets held prior to securitization at fair value, with related unrealized gains or losses recognized in net revenues, gains or losses on the sale of financial assets in securitizations are not material to our results of operations (the gains at the time of securitization were less than 0.5% of net revenues for the year ended November 25, 2005). We will disclose gains or losses from securitization activities in our third quarter 2006 Form 10-Q and subsequent filings if such amounts become material.

     o Please note that the disclosures required by paragraphs 17(f) and 17(g) should be presented for each major asset type (for example, mortgage loans, credit card receivables, and automobile loans).

     The majority of the firm's securitization proceeds involve residential mortgage-related assets (71% of total securitization proceeds for the year ended November 25, 2005). If any other asset type becomes material, we will disclose the securitization proceeds from that asset type in our subsequent filings.

     Retained interests in mortgage-backed securitizations represented the majority of the firm's retained interests as disclosed in the table of weighted average key economic assumptions in "Note 3: Financial Instruments
     - Securitization Activities" in our 2005 Form 10-K. Retained interests in corporate debt securitizations amounted to $1.28 billion of the $1.80 billion disclosed in the Corporate Debt and Other category in the table. We will disclose retained interests in corporate debt securitizations as a separate category in our third quarter 2006 Form 10-Q and subsequent filings.



Note 3: Financial Instruments - Variable Interest Entities (VIEs) - page 121
----------------------------------------------------------------------------

7. In light of the wide range of entities in which you hold a variable interest, please revise future filings to provide the disclosures required by paragraphs 23-26 of FIN 46R for each VIE in which you hold a significant variable interest. We note that paragraph 25 of FIN 46R permits aggregated disclosure for similar entities if separate reporting would not add material information. Accordingly, we believe that such entities should truly be similar in nature, purpose and type of activities in order to conclude that separate reporting would not provide material information to an investor. Where you believe aggregation in your proposed disclosure is appropriate, please tell us the nature, purpose and type of activities of the entities being aggregated and how you determined they were similar enough to justify such aggregation.

     Response:
     ---------

     In the table below, we have disaggregated the firm's interests in consolidated VIEs. We will include this table (illustrated using May 26, 2006 amounts) in our third quarter 2006 Form 10-Q and subsequent filings:

         The following table sets forth the firm's total assets and maximum exposure to loss associated with its significant variable interests in consolidated VIEs where the firm does not hold a majority voting interest. The firm has aggregated consolidated VIEs based upon principal business activity, as reflected in the first column.


                                                            AS OF MAY 2006
                                                    --------------------------------
                                                                         MAXIMUM
                                                      VIE ASSETS    EXPOSURE TO LOSS
                                                    --------------------------------
                                                            (in millions)
Investments in loans and real estate ............       $2,107           $  646
Municipal bonds .................................        1,903            1,903
Mortgage-backed and other asset-backed ..........          663              217
Asset repackagings and credit-linked notes ......          940              645
Investments in preferred stock ..................          442              245
Foreign exchange and commodities ................          726              368
Other ...........................................          155              288
                                                        ------           ------
Total ...........................................       $6,936           $4,312
                                                        ======           ======


                                      * * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,



/s/ Sarah E. Smith
-----------------------
Sarah E. Smith
Principal Accounting Officer

cc:  Margaret Fitzgerald
     (Securities and Exchange Commission)

     David A. Viniar, Chief Financial Officer
     (The Goldman Sachs Group, Inc.)


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